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Confidential Draft No. 2 Submitted on June 19, 2014
As filed with the Securities and Exchange Commission on            , 2014

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LOXO ONCOLOGY, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	46-2996673 (I.R.S. Employer Identification Number)

Loxo Oncology, Inc.
One Landmark
Square Suite 1122
Stamford, CT 06901
(203) 653-3880
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Joshua H. Bilenker, M.D.
President and Chief Executive Officer
Loxo Oncology, Inc.
One Landmark
Square Suite 1122
Stamford, CT 06901
(203) 653-3880
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Effie Toshav, Esq. Robert A. Freedman, Esq. Matthew S. Rossiter, Esq. Fenwick & West LLP 555 California Street San Francisco, CA 94104 (415) 875-2300	Bruce K. Dallas, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common stock, $0.0001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

 Explanatory Note

        This Confidential Draft No. 2 is an exhibit-only filing to file certain exhibits to the Draft Registration Statement as set forth in Item 16 of Part II. Accordingly, this Confidential Draft No. 2 consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature page to the Draft Registration Statement, the exhibit index and the exhibits filed herewith. The prospectus and the balance of Part II of the Draft Registration Statement are unchanged and have been omitted.

 PART II

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a)
  Exhibits.

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement (including form of lock-up agreement).
3.1	**	Restated Certificate of Incorporation, as amended to date.
3.2	*	Form of Restated Certificate of Incorporation to be effective upon closing of this offering.
3.3	**	Bylaws, as currently in effect.
3.4	*	Form of Restated Bylaws to be effective upon closing of this offering.
4.1	*	Form of Common Stock Certificate.
4.2	**	Amended and Restated Investors' Rights Agreement, dated April 24, 2014, by and among the Registrant and certain of its stockholders, as amended.
5.1	*	Opinion of Fenwick & West LLP.
10.1	*	Form of Indemnification Agreement.
10.2	**	2013 Equity Incentive Plan and forms of award agreements.
10.3	*	2014 Equity Incentive Plan, to become effective on the date the registration statement is declared effective, and forms of award agreements.
10.5	**	Offer Letter, dated as of November 15, 2013, by and between the Registrant and Joshua H. Bilenker, M.D.
10.6	**	2013 Sub-Lease Agreement by and between Tyr Energy, Inc. and the Registrant, dated as of November 22, 2013.
10.7	†
Drug Discovery and Collaboration Agreement, dated July 3, 2013, between registrant and Array BioPharma Inc., as amended by Amendment No. 1 to Drug Discovery and Collaboration Agreement, dated November 26, 2013 and Amendment No. 2 to Drug Discovery and Collaboration Agreement, dated April 10, 2014
10.8		[Reserved]
10.9		[Reserved]
10.10	**	Founder's Restricted Stock Purchase Agreement, dated June 28, 2013, by and between the Registrant and Joshua H. Bilenker, M.D.
21.1	**	Subsidiaries of the Registrant.
23.1	*	Consent of independent registered public accounting firm.
23.2	*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney. Reference is made to the signature page hereto.

*
To be filed by amendment.

**
Filed previously

†
Confidential treatment has been requested with respect to portions of this exhibit.

  (b)
  Financial Statement Schedules.

        No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Stamford, Connecticut, on the        day of                        , 2014.

LOXO ONCOLOGY, INC.
By:	Joshua H. Bilenker, M.D. President, Chief Executive Officer and Director

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joshua H. Bilenker and Dov A. Goldstein, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Joshua H. Bilenker, M.D.	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer, Principal Accounting Officer, and Principal Financial Officer)	, 2014
James Barrett, Ph.D.	Director	, 2014
David Bonita, M.D.	Director	, 2014
Steven A. Elms	Director	, 2014
Keith T. Flaherty, M.D.	Director	, 2014
Dov A. Goldstein, M.D.	Director	, 2014
Avi Z. Naider	Director	, 2014

 EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement (including form of lock-up agreement).
3.1	**	Restated Certificate of Incorporation, as amended to date.
3.2	*	Form of Restated Certificate of Incorporation to be effective upon closing of this offering.
3.3	**	Bylaws, as currently in effect.
3.4	*	Form of Restated Bylaws to be effective upon closing of this offering.
4.1	*	Form of Common Stock Certificate.
4.2	**	Amended and Restated Investors' Rights Agreement, dated April 24, 2014, by and among the Registrant and certain of its stockholders, as amended.
5.1	*	Opinion of Fenwick & West LLP.
10.1	*	Form of Indemnification Agreement.
10.2	**	2013 Equity Incentive Plan and forms of award agreements.
10.3	*	2014 Equity Incentive Plan, to become effective on the date the registration statement is declared effective, and forms of award agreements.
10.5	**	Offer Letter, dated as of November 15, 2013, by and between the Registrant and Joshua H. Bilenker, M.D.
10.6	**	2013 Sub-Lease Agreement by and between Tyr Energy, Inc. and the Registrant, dated as of November 22, 2013.
10.7	†
Drug Discovery and Collaboration Agreement, dated July 3, 2013, between registrant and Array BioPharma Inc., as amended by Amendment No. 1 to Drug Discovery and Collaboration Agreement, dated November 26, 2013 and Amendment No. 2 to Drug Discovery and Collaboration Agreement, dated April 10, 2014
10.8		[Reserved]
10.9		[Reserved]
10.10	**	Founder's Restricted Stock Purchase Agreement, dated June 28, 2013, by and between the Registrant and Joshua H. Bilenker, M.D.
21.1	**	Subsidiaries of the Registrant.
23.1	*	Consent of independent registered public accounting firm.
23.2	*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney. Reference is made to the signature page hereto.

*
To be filed by amendment.

**
Filed previously

†
Confidential treatment has been requested with respect to portions of this exhibit.

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Explanatory Note
PART II
  ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX